March 16, 2005

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549-0406

Attention: Barbara Jacobs

Re:	Bottomline Technologies (de), Inc.

Registration Statement on Form S-3 filed February 18, 2005

File No. 333-122906

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for the fiscal quarter ended September 30, 2004

Form 10-Q for the fiscal quarter ended December 31, 2004

File No. 0-25259

Ladies and Gentlemen:

Set forth below are responses to the comments on Bottomline Technologies (de), Inc.’s (“Bottomline” or the “Company”) Registration Statement (the “Registration Statement”) on Form S-3 filed February 18, 2005, Form 10-K for the fiscal year ended June 30, 2004 and Forms 10-Q for the fiscal quarters ended September 30, 2004 and December 31, 2004, respectively, provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 4, 2005 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Registration Statement on Form S-3

Comment No. 1

Please note that the below comments on your periodic reports must be resolved prior to the date of effectiveness of this registration statement.

Response to Comment No. 1

Bottomline acknowledges the Staff’s comment that all comments contained in the Letter must be resolved prior to the effectiveness of the Registration Statement.

Comment No. 2

Please include a currently dated consent of your independent accountant in your amended registration statement filing.

Response to Comment No. 2

Bottomline will include a current consent of its independent accountants in an amendment to the Registration Statement when it files such amendment.

Annual Report on Form 10-K for the Year Ended June 30, 2004

Item 6. Selected Financial Data, p. 9

Comment No. 3

We note your use of a non-GAAP measure here and in your quarterly earnings releases on Form 8-K, including those filed on August 11, 2004, October 27, 2004 and January 26, 2005. Please note the following observations regarding your non-GAAP measures:

•	We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Ensure that you adequately disclose why each individual recurring item excluded is not relevant in assessing performance. In addition, explain why you believe the non-GAAP measure is a more accurate measurement of overall operating performance.

•	We note that you refer to “pro forma” when discussing your non-GAAP financial measures in your Forms 8-K referenced above. When you use a non-GAAP measure ensure that you refer to it using a title other than “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and our rules that is significantly different than your presentation.

Response to Comment No. 3

Bottomline acknowledges that it has presented a non-GAAP financial measure in the “Selected Financial Data” section of its Annual Report on Form 10-K, as well as in its quarterly and annual earnings releases furnished to the SEC on Form 8-K, and that this presentation excludes certain recurring expense items. The non-GAAP presentation used by Bottomline excludes expenses related to the amortization of intangible assets, stock compensation, and acquired in-process research and development. Each of these excluded, recurring items is non-cash and relates entirely to prior business acquisitions.

Bottomline does not believe that its non-GAAP presentation is more accurate than, or more important than, its GAAP results and has displayed its GAAP results prominently in its SEC filings and earnings releases. When non-GAAP results have been presented, Bottomline has cautioned that the non-GAAP financial measure should not be considered in isolation to, or as a substitute for, GAAP results.

Bottomline believes that the supplemental non-GAAP presentation enhances the overall usefulness of its financial information when considered in the context of its GAAP results. Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures does not prohibit the exclusion of a recurring item in a non-GAAP presentation, but it does suggest that registrants discuss the usefulness of any non-GAAP measure that does so. Bottomline believes that the non-GAAP measure it uses provides a consistent basis for financial statement comparison. While the non-GAAP measure does exclude certain recurring, non-cash items, Bottomline believes that this presentation is useful because it allows investors to evaluate and analyze the Company by focusing on the performance of its core operations. Bottomline’s executive management team, including the chief operating decision-maker, uses the same non-GAAP measure both internally to assess the on-going performance of the Company and in review of the Company’s financial performance at the Board level because it believes that exclusion of such information relating exclusively to historical acquisitions facilitates its ability to evaluate the performance of its business on an ongoing basis. Bottomline will enhance its disclosures in this area in future filings, as suggested by the Staff.

Bottomline acknowledges the Staff’s comment related to the use of the term “pro-forma” in a manner that is inconsistent with the definition of this term under generally accepted accounting principles and SEC rules. Bottomline will ensure that the term “pro-forma” is not used to refer to any non-GAAP financial measure in future filings with the SEC.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, p. 11

Comment No. 4

We note your reference to third-party valuation firms in your goodwill impairment analysis and your valuation of acquired intangible assets. Revise your filing throughout to identify the firms or remove your references to the valuation firms. If you choose to refer to and identify the third-party valuation firms, please include the expert’s consent as this filing is incorporated by reference into a Securities Act filing. A reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C.

Response to Comment No. 4

Bottomline will amend its Annual Report on Form 10-K for the period ended June 30, 2004, prior to the filing of an amendment to the Registration Statement, to remove any reference to third-party valuation firms.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2004

Note 6. Operations by Segments and Geographic Area, p. 5

Comment No. 5

We note that you disclose three reportable segments for the quarter ended September 30, 2004 as compared to the one segment that you reported at June 30, 2004. Since you have changed the composition of your reportable segments, the corresponding information for earlier annual periods incorporated by reference into your registration statement should be recast. Please see SFAS 131, paragraph 34. This may be accomplished by presenting revised financial statements and other information in the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.

Response to Comment No. 5

For the year ended June 30, 2004, Bottomline had one reportable segment. Commencing with the quarter ended September 30, 2004, the Company began to report multiple operating segments in its periodic filings.

Paragraph 34 of SFAS 131 requires registrants to recast prior period financial information as a result of a change in the composition of reportable segments unless it is impracticable to do so. Paragraph 100 of SFAS 131, which is included within Appendix A relating to background information and the basis for conclusions of the FASB, provides clarity as to what would constitute circumstances in which it would be impracticable to restate prior period information. Prior to the year ended June 30, 2004, Bottomline did not have a system of internal financial reporting that tracked financial data across multiple operating segments. With the introduction of multiple operating segments in our September 30, 2004 quarterly filing, Bottomline was able to recast financial information related to the comparable prior quarter (September 30, 2003) and this information was disclosed within the filing. Similar disclosures were made in the Company’s filing for the quarterly period ended December 31, 2004. However, it is impracticable for Bottomline to recast financial information for financial periods ending on or before June 30, 2003 because this cannot be accomplished without significant allocation of resources and expense, as the internal financial reporting systems in these earlier periods were not designed to aggregate and report data in this manner.

Bottomline acknowledges the Staff’s request that all prior period financial information be recast to conform with the current presentation. Bottomline is providing comparable prior period disclosures in each of its quarterly filings and will, with its Annual Report for the year ended June 30, 2005, provide comparable disclosures for the year ended June 30, 2004. An amended Form 10-K for the year ended June 30, 2004 would not provide meaningful data or information to investors, since this information would not be comparable to other information within that filing. The Company believes that the most informative and useful presentation of its segment information occurs when it is presented in the context of current data (such as is being done in the current quarterly filings) or historical data (which will be done beginning with the Annual Report for the year ended June 30, 2005). Bottomline respectfully requests that under the foregoing circumstances, the Staff not require an amendment to the Form 10-K for the year ended June 30, 2004.

Bottomline believes that it has responded fully to the Staff’s comments. If you have any further questions, please do not hesitate to contact the undersigned at (603) 436-0700.

Sincerely,

/s/ Kevin Donovan
Kevin Donovan Chief Financial Officer

cc: Joseph Mullen, Chief Executive Officer